EXHIBIT 99.1

Titan Appoints Richard Pozzebon as Chief Financial Officer to Support Strategic Growth and Project Development

GOUVERNEUR, N.Y., June 18, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and the only end to end producer of natural flake graphite in the United States, is pleased to announce the appointment of Richard Pozzebon as Chief Financial Officer, effective July 6, 2026.

Mr. Pozzebon brings more than 23 years of finance and capital markets experience, including over 15 years in the resource sector with publicly listed companies in Canada and the United States. Most recently, he served as Executive Vice President and Chief Financial Officer of Interfor Corporation, one of North America's largest lumber manufacturers. Prior to Interfor, Mr. Pozzebon held senior finance leadership positions with Hecla Mining Company and Western Coal Corp., where he supported operational growth, strategic initiatives, and capital allocation across multiple jurisdictions.

Mr. Pozzebon is a CFA charterholder, Chartered Professional Accountant, and a graduate of the University of British Columbia and the University of Western Ontario.

"We are delighted to welcome Richard to Titan at an important stage in the Company's evolution," said Rita Adiani, President and Chief Executive Officer of Titan Mining. "His extensive experience leading public company finance functions, capital allocation, and strategic growth initiatives will be a tremendous asset as we advance multiple value-creation opportunities and position Titan for its next phase of growth."

The Company would also like to thank Ashley Kates for serving as Interim Chief Financial Officer during the transition period. Ms. Kates will continue to support Mr. Pozzebon as needed through the next phase.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also a natural flake graphite producer and the United States’ first end-to-end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this news release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include, but are not limited to, statements regarding: the expected start date of Mr. Pozzebon; the expected contributions of Mr. Pozzebon to the Company; Titan’s goal is to deliver shareholder value through operational excellence, development and exploration; and that Titan has a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. When used in this news release, words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; study results; permitting progress; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.